PRESS RELEASE

Exhibit 99.2

WiLAN to Commence Trading on NASDAQ
Chairman & CEO Jim Skippen to ring NASDAQ Opening Bell on June 1, 2011

OTTAWA, Canada – May 31, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today announced that the Company’s common shares will commence trading on the NASDAQ Global Select Market (“NASDAQ”), under the symbol “WILN”, on June 1, 2011.

“The commencement of the trading of our shares on NASDAQ will be the latest achievement in an exciting journey that has seen WiLAN become one of the world’s leading technology licensing companies,” said Jim Skippen, Chairman & CEO.

Added Skippen, “We are very pleased to have been approved for a listing on NASDAQ, the premier exchange for innovative, growth oriented companies.”

To celebrate the first day that WiLAN’s common shares will trade on NASDAQ, WiLAN’s Chairman & CEO, Jim Skippen, is scheduled to ring the NASDAQ Opening Bell on June 1, 2011. The NASDAQ Opening Bell ceremony takes place from 9:15 am to 9:30 am ET on each trading day.  A live webcast of the NASDAQ Opening Bell ceremony will be available at: http://www.nasdaq.com/about/marketsitetowervideo.asx or http://social.nasdaqomx.com.

Beginning June 1, 2011, WiLAN’s common shares will be dual listed on the Toronto Stock Exchange (under the symbol “WIN”) and on NASDAQ.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1300 issued or pending patents.  For more information: www.wilan.com.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties that face the Company; such statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, and may be based on management’s current assumptions and expectations related to all aspects of the wireless and wireline telecommunications industries and the global economy.  Risks and uncertainties that may face the Company include, but are not restricted to: licensing of the Company’s patents can take an extremely long time and may be subject to variable cycles; the Company is currently reliant on licensees paying royalties under existing licensing agreements and additional licensing of its patent portfolio to generate future revenues and increased cash flows; the Company may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues; changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Company; a court may determine that certain of the Company’s patents are not infringed by certain standards or products or may disagree with management with respect to whether one or more of the Company’s patents apply to certain standards or products, which could adversely affect the Company; the Company will need to acquire or develop new patents to continue and grow its business; fluctuations in foreign exchange rates impact and may continue to impact the Company’s revenues and operating expenses, potentially adversely affecting financial results; the Company has made and may make acquisitions of technologies or businesses which could materially adversely affect the Company; the Company may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-Chip revenues and the likelihood of the Company signing additional V-Chip licenses could be negatively impacted by changes in government regulation; the Company is dependent on its key officers and employees; the price of the Company’s common shares is volatile and subject to market fluctuation; and the Company may be negatively affected by reduced consumer spending due to the uncertainty of economic and geopolitical conditions.  These risks and uncertainties may cause actual results to differ from information contained in this release, when estimates and assumptions have been used to measure and report results.  There can be no assurance that any statements of forward-looking information contained in this release will prove to be accurate.  Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral statements containing forward-looking information are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice.  Except as required by applicable laws, the Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.  Readers are cautioned not to place undue reliance on any statements of forward-looking information that speak only as of the date of this release.  Additional information identifying risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in WiLAN’s current Annual Information Form and its other filings with the various Canadian securities regulators which are available online at www.sedar.com.

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PRESS RELEASE

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations & Communications
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
 www.renmarkfinancial.com

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